# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Falcon's Beyond Global, Inc., CIK 0001937987
CUSIP: 306121104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1768 PARK CENTER DRIVE, ORLANDO, Florida (FL), 32835
Date of event which requires filing of this statement: 07/08/2025
Filed by CIK 0001995580
Persons authorized to receive notices and communications: Lucas Demerau, c/o Infinite Acquisitions Partners LLC, 2430 Pump Road #356, Henrico, Virginia (VA), 23233, 407-801-0553

## Reporting persons
- Infinite Acquisitions Partners LLC (CIK 0001995580): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,067,927; sole dispositive power 0; shared dispositive power 26,067,927; aggregate amount beneficially owned 26,067,927 (53.88% of the class); the aggregate amount excludes certain shares
  Comment: The 26,067,927 shares beneficially owned represents (i) 14,517,559 shares of Class A Common Stock of the Issuer, (ii) 400,000 Earnout Shares (as defined in Item 3 of this Schedule 13D) (in the form of Class A Common Stock) and (iii) 11,150,368 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units of Falcon's Beyond Global, LLC ("Falcon's LLC"). Does not include an additional 13,000,000 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.
- Erudite Cria, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,067,927; sole dispositive power 0; shared dispositive power 26,067,927; aggregate amount beneficially owned 26,067,927 (53.88% of the class); the aggregate amount excludes certain shares
  Comment: The 26,067,927 shares beneficially owned represents (i) 14,517,559 shares of Class A Common Stock of the Issuer, (ii) 400,000 Earnout Shares (as defined in Item 3 of this Schedule 13D) (in the form of Class A Common Stock) and (iii) 11,150,368 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units of Falcon's Beyond Global, LLC ("Falcon's LLC"). Does not include an additional 13,000,000 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Falcon's Beyond Global, Inc.
Address of issuer's principal executive offices: 1768 PARK CENTER DRIVE, ORLANDO, Florida (FL), 32835
Comment: This Amendment No. 4 ("Amendment No. 4") to Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Falcon's Beyond Global, Inc., a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed on February 13, 2024, as amended by Amendment No. 1 to the Schedule 13D filed on June 18, 2024, as amended by Amendment No. 2 to the Schedule 13D filed on November 22, 2024, as amended by Amendment No. 3 to Schedule 13D filed on January 8, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The information provided and incorporated by reference in Item 5 is hereby incorporated by reference in this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 26,067,927 shares of Class A Common Stock consisting of:

(i) 14,517,559 shares of Class A Common Stock;

(ii) 400,000 Earnout Shares (in the form of Class A Common Stock); and

(iii) 11,150,368 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units and the simultaneous cancellation of an equal number of shares of Class B Common Stock. Infinite Acquisitions has the right to cause Falcon's LLC to redeem such Common Units in whole or in part, for an equal number of shares of the Class A Common Stock or cash (at the Issuer's option) and the corresponding shares of Class B Common Stock will be canceled, as described in the Issuer's Prospectus filed with the SEC on December 12, 2023 pursuant to Rule 424(b)(3) (File No. 333-275243) (the "2023 Prospectus"), and subject to limitations set forth in the A&R Operating Agreement (as defined in Item 6 of the Schedule 13D). Shares of Class B Common Stock have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The beneficial ownership reported above represents approximately 53.88% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Class A Common Stock subject to earnout conditions or which may be received upon redemption of Common Units. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
On July 3, 2025, Infinite Acquisitions disposed of 100,000 shares of Class A Common Stock, transferred to shareholders of Infinite Acquisitions.
On July 3, 2025 Infinite Acquisitions initiated the delivery of 1,700,000 shares of Class A Common Stock to satisfy an obligation of Infinite Acquisitions to deliver shares of Class A Common Stock pursuant to obligations underlying certain redemption agreements entered into with former equityholders of Infinite Acquisitions prior to the Business Combination described in the Registration Statement on Form S-4 (File No. 333-269778) (the "Registration Statement").

On July 8, 2025, Infinite Acquisitions delivered 7,969,309 shares of Class A Common Stock pursuant to the Strategic Partners Redemption Obligations.

## Signatures
- Infinite Acquisitions Partners LLC: /s/ Lucas Demerau, Lucas Demerau, President (07/11/2025)
- Erudite Cria, Inc.: /s/ Lucas Demerau, Lucas Demerau, President (07/11/2025)